Filed Pursuant to Rule 253(g)(2)
File No. 024-11873

FUNDRISE DEVELOPMENT EREIT, LLC

SUPPLEMENT NO. 10 DATED JULY 3, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 12, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Development eREIT, LLC (“we”, “our” or “us”), dated December 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of June 30, 2023;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Update to July 2023 Distribution; and
•	Real Estate Performance

Net Asset Value as of June 30, 2023

As of June 30, 2023, our NAV per common share is $10.33. This NAV per common share shall be effective until updated by us on or about December 31, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2023 [1]	March 31, 2023 [1]
ASSETS
Investments, at fair value	$148,750	$142,954
Cash and cash equivalents	4,077	3,502
Other assets	991	1,954
Total Assets	$153,818	$148,410

LIABILITIES
Accounts payable	$1,710	$1,754
Due to related party	200	305
Note payable	23,028	16,442
Dividends payable	106	150
Settling subscriptions	90	231
Redemptions payable	-	3,503
Total Liabilities	$25,134	$22,385

NET ASSETS CONSIST OF:
Fundrise Development eREIT, LLC Members’ Equity:
Common shares; 12,461,655 and 12,141,062 shares outstanding, net of offering costs, on June 30, 2023 and on March 31, 2023, respectively	$127,332	$124,127
Retained earnings (Accumulated deficit)	1,295	1,974
Net adjustments to fair value	57	(76)
NET ASSETS	$128,684	$126,025
NET ASSET VALUE PER SHARE, on 12,461,655 and 12,141,062 shares outstanding, net of offering costs, for the periods ended June 30, 2023 and March 31, 2023, respectively	$10.33	$10.38

[1] Estimated Balance Sheets as of June 30, 2023 and March 31, 2023.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on July 1, 2023, the per share purchase price of our Common Shares will be $10.33 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2023, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended June 30, 2023, we expect to redeem approximately 405,600 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2019 to June 30, 2023.

Date	NAV Per Share
December 31, 2019	$10.00
June 30, 2020	$9.97
September 30, 2020	$10.00
December 31, 2020	$10.43
August 2, 2021	$10.72
December 31, 2021	$10.78
March 31, 2022	$10.77
June 30, 2022	$10.66
September 30, 2022	$10.65
December 31, 2022	$10.60
March 31, 2023	$10.38
June 30, 2023	$10.33

Update to July 2023 Distribution

On June 28, 2023, we announced a daily distribution of $0.0001369863 per share (the “July 2023 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2023 and ending on July 31, 2023. As of July 1, 2023, the July 2023 Daily Distribution Amount equates to approximately 0.48% on an annualized basis calculated at the current rate, assuming a $10.33 per share purchase price.

Real Estate Performance

The Company experienced a slight decrease in NAV driven by (among other things) the slower return to creative office and commercial leasing post-pandemic for some of the Company’s assets located in the Washington DC area and the West Jefferson neighborhood of Los Angeles.

However, the decreases were slightly offset by the Carmel Villas investment which delivered its first approximately 31 units recently. This asset, like the majority of the assets, continues to perform as expected and is progressing through its  respective business plan.

We remain confident in the stability of the Company's portfolio and its long term return potential in the current macroeconomic environment.